

Mail Stop 4631

August 14, 2009

By U.S. Mail and Facsimile

Ms. Barbara Russell
Chief Financial Officer
TOR Minerals International, Inc.
722 Burleson Street
Corpus Christi, TX 78402

> **Re: TOR Minerals International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 000-17321**

Dear Ms. Russell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Liquidity, page 30
Going Concern, page 30

1.   Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2008, please revise your future filings to provide a discussion of how you intend to

finance your operations through fiscal year 2009 as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), *Uncertainty About an Entity's Continued Existence*.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please amend your Form 10-K to provide your auditor's report with a conformed signature.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 34

Evaluation of Controls and Procedures, page 34

3.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Additionally, please revise future quarterly filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective, or not effective, without defining them. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Changes in Internal Controls, page 34

4.   In future quarterly filings, please revise your disclosure to state that that there were no changes to internal control over financial reporting during the "last fiscal quarter" as required by Item 308T(b) of Regulation S-K.

Exhibit 31

5.   We note the following errors or omissions to your certifications at both March 31, 2009 and June 30, 2009:

    •   the introduction sentence contains the certifying individual's title; however, this is not appropriate as the officer should sign the certificate in a personal capacity;

- your certifications replace the word "report" with "quarterly report" in paragraphs 2, 3, and 4; and

- you have omitted the introductory language in paragraph 4 referring to internal control over financial reporting.

In this regard, please amend your Form 10-Q for both the fiscal quarters ended March 31, 2009 and June 30, 2009 to provide your certifications using the language required by Item 601(B)(31) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief